VISION GLOBAL SOLUTIONS, INC.

April 16, 2009

VIA ISSUER DIRECT-EDGAR

Mail Stop 4561

Jennifer Fugario, Staff Accountant

Division of Corporate Finance

US Securities and Exchange Commission

101 F Street, N.E.

Washington, DC 20549

RE:

Vision Global Solutions, Inc.

Form 10-KSB for Fiscal Year Ended March 31, 2008

Filed June 30, 2008

File No. 000-31104

Dear Ms. Fugario:

The Company has been requested to respond to the March 30, 2008 letter on behalf of the Securities and Exchange Commission (the “Commission”) to the Company.  The Company’s specific responses to the Commission’s comments are set forth below:

Part II

Item 6.  Management’s Discussion and Analysis Page 13

1.  We are unable to locate a separately-captioned section discussing any off-balance sheet    arrangements as called for by Item 303(c) of Regulation S-B. While it does not appear you have any off-balance sheet arrangements please confirm to us whether this is true.  Additionally, please consider adding an appropriate statement to this effect in future filings.

RESPONSE:  We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder's equity or that are not reflected in our condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing or hedging services with us.

20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014

(408) 517-3318 phone

(408) 873-0550 fax

Item 7. Financial Statements

Note 4 - Due to Related Party, Page 23

2.

We note your disclosure of the terms of your related party transactions. Please describe the nature of your relationship with the related party as required by paragraph 2.a of SFAS 57. Please revise future filings accordingly.

RESPONSE. The related party is Cagan McAfee Capital Partners, LLC, a California limited liability company (“CMCP”) located in Cupertino, California which provides merchant banking and advisory services. Laird Cagan, who is a principal of CMCP, is related to three of the Company’s shareholders, but disclaims any beneficial and/or dispositive relationship.  Mr. Cagan does not directly own any shares of the Company.

Item 8A. Controls and Procedures.

Management’s Report on Internal Control over Financial Reporting, page 26

3.

Please note that two separate conclusions are required for your evaluation of the effectiveness of disclosure controls and procedures and internal control over financial reporting.  We are unable to locate disclosure regarding management’s assessment of the effectiveness of internal control over financial reporting as of march 31, 2008, including a statement as to whether or not internal control over financial reporting is effective.  Please confirm whether management has performed its assessment of internal control over financial reporting as of March 31, 2008.  Your filing should be amended to provide the disclosure required by Item 308T(a)(3) of Regulation S-B in management’s report on internal control over financial reporting.  Please also include a statement identify the framework sued by management in its evaluation as required by Item 308T(a)(2) of Regulation S-B.

RESPONSE:  At such time as the Company files an amendment to the Annual Report on Form 10-KSB for the year ended March 31, 2008, we propose to delete Item 8A. Controls and Procedures, in its entirety and substitute same with the following disclosure:

Disclosure Controls and Procedures

The Company’s President who serves as its principal executive officer and principal financial and accounting officer is responsible for establishing and maintaining disclosure controls and procedures for the Company.  Disclosure controls and procedures are controls and procedures designed to reasonably assure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, such as this report, is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and to reasonably assure that such information is accumulated and communicated to our management, including our President who also acts as our principal financial and principal accounting officer, to allow timely decisions regarding required disclosure.

The Company’s management does not expect that our disclosure controls or our internal controls will prevent all error and fraud. A control system, no matter how well conceived and

20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014

(408) 517-3318 phone

(408) 873-0550 fax

operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2008, the end of the period covered by this report, the Company’s management concluded its evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. As of the evaluation date, the Company’s President who also serves as its principal financial and accounting officer, concluded that the Company maintains disclosure controls and procedures that are effective in providing reasonable assurance that information required to be disclosed in it reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and that such information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.  The Company’s management assessed the effectiveness of its internal control over financial reporting as of March 31, 2008.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.  The Company’s management has concluded that, as of March 31, 2008 the Company’s internal control over financial reporting is effective based on this criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  The Company’s management's report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting identified in connection with the Company’s evaluation that occurred during our last fiscal quarter (our fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014

(408) 517-3318 phone

(408) 873-0550 fax

The foregoing disclosure includes management’s assessment of the effectiveness of internal control over financial reporting at March 31, 2008 including a statement that the internal control over financial reporting was effective.  The Company hereby confirms that the assessment of internal control over financial reporting as of March 31, 2008 was performed.  The foregoing amended disclosure includes the disclosure required by Item 308T(a)(2 and (a)(3).

4.

Your conclusions regarding the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-B, “Controls and Procedures” are inappropriately included in management’s report on internal control over financial reporting under Item 308T of Regulation S-B, “Internal Control Over Financial Reporting,”.  Please revise to disclose the conclusion in separately-captioned sections under Item 8A.

RESPONSE:  The proposed revised disclosure provided the staff in response to comment 3 above includes the conclusions regarding the effectiveness of both disclosure controls and procedures and internal controls over financial reporting in separately-captioned sections.

5.

You disclose “the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Please revise your disclosure to state whether you carried out an evaluation of the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

RESPONSE:    The proposed revised disclosure provided the staff in response to comment 3 above has been revised to state that the Company carried out its evaluation of the effectiveness of its disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

6.

We note your conclusion that your disclosure controls and procedures are effective “in gathering, analyzing and disclosing information needed to satisfy the Company’s disclosure obligations under the Exchange Act.”  Please note this definition of disclosure controls and procedures is not compliant with Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise this disclosure to state, if true, whether the Principal Executive Officer and Principal Accounting Officer concluded that your disclosure controls and procedures were effective as of March 31, 2008 with respect to the definition in Exchange Act Rules 13a-15(e) and 15d-15(e).

RESPONSE:   The proposed revised disclosure provide in response to staff comment 3 above states that the Company’s management concluded that the disclosure controls and procedures were effective as of March 31, 2008 in accordance with Exchange Act Rules 13a-15(e) and 15d-15(e).

Changes in Internal Controls, page 26

7.

You disclose that “there were no changes in the Company’s internal controls or in other factors that could significantly affect those controls since the most recent evaluation of such controls.”  Pleas revise your disclosure to state clearly, if correct, that there were no change in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect,  your internal control over financial reporting.  See Item 308T(b) of Regulation S-B.

20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014

(408) 517-3318 phone

(408) 873-0550 fax

RESPONSE:  The proposed revised disclosure provide in response to staff comment 3 above clearly states that there were no change in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Please call Blair Krueger, Esq at 858-405-7385 if you have any questions concerning this matter.

Sincerely,

/s/ John Kinney
John Kinney Chief Executive Officer

20400 Stevens Creek Blvd., Suite 700, Cupertino, CA 95014

(408) 517-3318 phone

(408) 873-0550 fax